                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (RULE 13D-102)

           INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _____)/1/


                                 DEPUY, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                 249726 10 0
                                (CUSIP Number)




--------------
1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13G

CUSIP No. 249726 10 0

===============================================================================
1.          NAME OF REPORTING PERSONS, S.S. or I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS
            CORANGE LIMITED

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2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)    [_]

                                                                     (b)    [_]

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3.          SEC USE ONLY

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4.          CITIZENSHIP OR PLACE OF ORGANIZATION
            BERMUDA


-------------------------------------------------------------------------------
   NUMBER OF              5.      SOLE VOTING POWER: 83,000,000
    SHARES               ------------------------------------------------------
 BENEFICIALLY             6.      SHARED VOTING POWER:      0
 OWNED BY EACH           ------------------------------------------------------
   REPORTING              7.      SOLE DISPOSITIVE POWER: 83,000,000
  PERSON WITH            ------------------------------------------------------
                          8.      SHARED DISPOSITIVE POWER:   0
-------------------------------------------------------------------------------
9.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON
            83,000,000

-------------------------------------------------------------------------------
10.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN  SHARES*                                                [_]

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11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 84.2%


-------------------------------------------------------------------------------
12.         TYPE OF REPORTING PERSON* HC


===============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(a).  NAME OF ISSUER:

      DePuy, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      700 Orthopaedic Drive
      Warsaw, IN 46581-0988

ITEM 2(a).  NAME OF PERSON FILING:

     This Schedule 13G is filed by Corange Limited, a Bermuda company ("Corange"), to report shares of common stock, par value $.01 per share (the "Common Stock"), of DePuy, Inc., a Delaware corporation, beneficially owned by it and by its direct and indirect wholly-owned subsidiaries.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      Corange Limited
      22 Church Street
      HM 11
      P.O. Box HM 2026
      Hamilton, HM HX
      Bermuda

ITEM 2(c).  CITIZENSHIP:

      Bermuda

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

      Common Stock, par value $.01 per share

ITEM 2(e).  CUSIP NUMBER:

      249726 10 0

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

      (a) [_]  Broker or dealer registered under Section 15 of the Act,

      (b) [_]  Bank as defined in Section 3(a)(6) of the Act,

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      (c) [_] Insurance Company as defined in Section 3(a)(19) of the Act,

      (d) [_] Investment Company registered under Section 8 of the Investment Company Act,

      (e) [_] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

      (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

      (g) [_] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

      (h) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4. OWNERSHIP.

      (a)   Amount beneficially owned:

     As of December 31, 1996, Corange and its direct and indirect wholly-owned subsidiaries beneficially owned 83,000,000 shares of Common Stock.

      (b)   Percent of class:

     As of December 31, 1996, Corange and its direct and indirect wholly-owned subsidiaries beneficially owned 84.2 percent of the total outstanding shares of Common Stock, based upon 98,580,000 shares of Common Stock outstanding as of December 31, 1996.

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: 83,000,000.
            (ii)  Shared power to vote or to direct the vote: 0.
            (iii) Sole power to dispose or to direct the disposition of:
                  83,000,000.
            (iv)  Shared power to dispose or to direct the disposition of: 0.

      Corange is managed by a five-man Board of Directors consisting of the following persons: Curt Engelhorn, James A. Lent, Gerhard Moller, Anthony Williams and Michael Drew. Mr. Lent and Mr. Williams are also members of the Board of Directors of DePuy, Inc. The shares of Corange are beneficially owned by four family branches who are descended from the founders of the Boehringer Mannheim companies in Germany. The family of Curt Engelhorn beneficially owns approximately 37.3% of the shares, the family of Christof Engelhorn beneficially owns approximately 22.3% of the shares, the family of Peter Engelhorn beneficially owns approximately 22.3% of the shares and Christa Gelpke beneficially owns approximately 18.0% of the shares. Messrs. Curt Engelhorn and Christof Engelhorn and Madame Traudl Engelhorn (the widow of Peter Engelhorn) may be deemed to control the shareholdings of their respective family branches. There are no agreements among the four branches as to the voting of their shares in Corange, and since none of such family branches

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owns a majority of shares of Corange, no branch (except insofar as any branch may act in concert with one or more other branches from time to time) is in a position to cause the election of particular directors or to cause the shareholders to approve any matter with respect to which shareholder approval may be required or sought.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10.    CERTIFICATION.

      Not applicable.

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                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 1997
                                    CORANGE LIMITED


                                    By:   /s/ Anthony Williams
                                        -------------------------
                                        Anthony Williams
                                        Vice Chairman


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